August 17, 2005

Mail Stop 3561

Via US Mail and Facsimile

Ms. Kimberly Tharp
Chief Financial Officer
3500 N.W. 37th Avenue
Miami, Florida 33142

Re:	Florida Gaming Corporation
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 000-09099

Dear Ms. Tharp:

We have reviewed your August 15, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *


Form 10-KSB for the year ended December 31, 2004

Note L.  Real Estate Held for Sale, page 24

1. We note from your response to comment 3 that the amount of the real estate valuation reserve increased between 2003 and 2004, however we do not understand how there were no charges to expense during 2004 if the reserve increased in amount. Please show us and include in future filings, the changes to the valuation reserve during the year, including the amounts charged to expense to increase the reserve balance and any amounts written off to reduce the valuation reserve balance.



Form 10-QSB for the period ended June 30, 2005

- Liquidity and Capital Resources, page 19

2. We note your disclosure that negative working capital increased during 2005. In this regard, please revise future filings to disclose the impact of this deficit on your ability to operate your business and meet your obligations as they come due. Also, revise future filings to disclose any reasonably possible outcomes related to your lack of liquidity, such as curtailment of operations or lack of implementation of business plan. See Item 303(b)(1) of Regulation S-
B.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Ms. Kimberly Tharp
Florida Gaming Corporation
August 17, 2005
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